Exhibit 99.1

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

NOTICE OF 2017 ANNUAL GENERAL MEETING

Dear Shareholder:

We cordially invite you to attend the 2017 Annual General Meeting of Ability Inc. to be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Wednesday, December 27, 2017 at 4:00 p.m. (Israel time).

The purpose of the meeting is to consider and vote upon (i) the election of seven directors to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association, (ii) the consolidation of our ordinary shares at a ratio of one-for-ten, to regain compliance with NASDAQ’s Listing Rules, and (iii) the approval and ratification of our independent public accounants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for fiscal year 2018. Our Board of Directors recommends that you vote in favor of each of the proposals.

Shareholders of record at the close of business on November 21, 2017 are entitled to receive notice of, to attend, and to vote at the meeting, in person or by proxy. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting. If you attend the meeting in person, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Anatoly Hurgin
Chairman of the Board of Directors

December 7, 2017

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ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ability Inc. (“we,” “us,” “our,” or the “Company”) to be voted at the 2017 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting. The Meeting will be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Wednesday, December 27, 2017 at 4:00 p.m. (Israel time). This Proxy Statement, the attached Notice of 2017 Annual General Meeting and the enclosed proxy card are being distributed to shareholders on or about December 7, 2017.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon (i) the election of seven directors to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association, (ii) the consolidation of our ordinary shares at a ratio of one-for-ten, to regain compliance with NASDAQ’s Listing Rules, and (iii) the approval and ratification of the selection of Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm as our independent registered public accounting firm for our 2018 fiscal year.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees named in Propsoal 1 and FOR Proposals 2 and 3.

Who Can Vote

You are entitled to receive notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 21, 2017. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to attend and vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company Inc., or in our register of shareholders, you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

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●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the election of each of the director nominees named in Propsoal 1 and FOR Proposals 2 and 3.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Avi Levin, our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. In the event that, at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Abstentions and broker non-votes will have no effect on the vote for the election of directors, the vote for the consolidation of the Company’s ordinary shares, or the vote for the approval and ratification of the auditors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

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Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to elect as directors each of the director nominees named in Proposal 1 and for Proposals 2 and 3. Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies are being distributed and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 21, 2017 by (i) each of our executive officers, directors and director nominees individually; (ii) all of our executive officers, directors and director nominees as a group; and (iii) each other person or entity known to us to beneficially own more than 5% of our issued and outstanding ordinary shares.

	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(1)
Director Nominees, Directors and Executive Officers
Anatoly Hurgin	8,324,992	(2)	32.32%
Alexander Aurovsky	8,324,993	(3)	32.32%
Avi Levin	3,138		*
Avraham Dan	--		--
Yair Cohen	--		--
Naftali Granot	--		--
Limor Beladev	--		--
Joseph Tenne	--		--
All directors, director nominees and executive officers as a group ( 7 individuals)	16,963,242		65.9%

*	Less than 1%.
(1)	The percentage of beneficial ownership of our ordinary shares is based on 25,756,142 ordinary shares issued and outstanding as of November 21, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All warrants exercisable into ordinary shares within 60 days of the date of this table are deemed to be outstanding and beneficially owned by the shareholder holding such warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Does not include ordinary shares which may become issuable to Anatoly Hurgin pursuant to the earn-out under the Merger Agreement (as hereinafter defined).
(3)	Does not include ordinary shares which may become issuable to Alexander Aurovsky pursuant to the earn-out under the Merger Agreement (as hereinafter defined).

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PROPOSAL 1

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

General

Under our amended and restated memorandum and articles of association, the number of directors on our Board of Directors shall be no less than one person. We currently have seven directors serving on our Board of Directors. Each of our directors holds office until the following annual general meeting subsequent to his appointment.

Upon the recommendation of our Nominating Committee, our Board of Directors has nominated the seven individuals named below for election as directors (together, the “Company Slate of Nominees”), to hold office until our next annual general meeting, subject to our amended and restated memorandum and articles of association.

In recommending the Company Slate of Nominees, our Nominating Committee and Board of Directors have assessed that they have the necessary experience, qualifications and skills to serve as directors of the Company and believe that each director nominee possesses the relevant ability, experience, independence, integrity and skills and is willing to devote adequate time to serve the Board of Directors effectively.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of our business combination in December 2015 (the “Business Combination”), and has served as the Chief Executive Officer and a director of Ability since 1994. Mr. Hurgin served as the Chairman of our board of directors from the closing of the Business Combination until December 2016. Mr. Hurgin has served as a director of our subsidiary Ability Security Systems Ltd. (“ASM”) since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination in December 2015, and has served as the Chief Technology Officer and a director of Ability since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Brigadier General (Ret.) Yair Cohen joined the Board of Directors in July 2017. He serves on the Compensation Committee and Nominating Committee. Mr. Cohen is an advisor for Cyber & Intelligence with 32 years of military service in the IDF. In his last position in the military, Mr. Cohen headed the IDF’s Cyber and Sigint Intelligence unit (8200). Since his retirement from the military in 2005, Mr. Cohen has held numerous positions in Israeli technology companies, in addition to being a director in several companies. From 2005 to 2009, Mr. Cohen was Vice President of Elron Electronic Industries Ltd., a leading Israeli holding company dedicated to building technology companies in diverse fields which trades on NASDAQ. From 2006 to 2009, Mr. Cohen was Chairman of ECtel Ltd., a company providing integrated revenue management solutions which was traded on NASDAQ. From 2009 to 2015, Mr. Cohen established and was the first CEO of the Cyber Division in Elbit Systems Ltd. (NASDAQ: ESLT), the largest non-governmental defense company in Israel. From 2015 to 2016 Mr. Cohen served as the CEO of the investment fund PeriTech for Investment and Technology where he led investments in technology companies and currently still serves on the board of a number of portfolio companies. Mr. Cohen also currently serves as director in Electra Consumer Products 1970 and Infinity Funds Ltd. Mr. Cohen holds a BA degree from Bar Ilan University in Jewish History and Arabic Language and Literature and MA degree from ICAF, in the National Defense University (NDU), Washington DC, in Management of National Resources, and is currently teaching Cyber for MA in Tel Aviv University and Bar Ilan University.

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Avraham Dan joined the Board of Directors in July 2017. He chairs the Audit Committee and serves on the Nominating Committee. Mr. Dan is an entrepreneur with global experience in various financial and business management. Mr. Dan’s experience includes strategic planning, accounting and control, investments and business development, mergers and acquisitions, re-engineering and spin-offs. He served as a director in Pangae Israel Ltd. and Amir-Marketing & Investment in Agriculture Ltd. Mr. Dan served as economic and financial advisor and managing director in ICTS International N.V., an international company in the field of security. Mr. Dan provided strategic and financial consultation to corporations in Israel and overseas. Mr. Dan is a CPA in Israel and holds an MBA from Pace University, New York.

Naftali Granot joined the Board of Directors in July 2017. He chairs the Nominating Committee and serves on the Compensation Committee. Mr. Granot served with IDF Special Forces, retired as a Major and joined the Mossad at 1982 as field operative, was nominated at 2002 as head of a certain division of the organization and at 2005 as deputy director, and retired in 2007. During his tenure with the Mossad, Mr. Granot accumulated considerable managerial and intelligence experience in various fields relevant to the Company’s activities. Since his retirement from the Mossad, Mr. Granot worked as the CEO of a subsidiary of Bronfman-Fisher group of companies in Israel and was involved in various fields of business in Africa and China, such as obtaining mining license on behalf of a Canadian firm Tau Capital and representing Israeli security companies.

Limor Beladev joined the Board of Directors in July 2017. She chairs the Compensation Committee and serves on the Audit Committee. Ms. Beladev is an independent attorney, mostly practicing commercial and real estate law. She has served as director in several public, government owned and private companies in Israel and she has significant corporate governance experience. Ms. Beladev serves as a member in several committees of the Israeli Bar Association.

Joseph Tenne joined the Board of Directors in October 2017. He is a member of the Audit Committee. Mr. Tenne serves as a financial consultant to Itamar Medical Ltd., an Israeli TASE-listed company, and from August 2014 to April 2017 served as vice president finance and chief financial officer of that company. Mr. Tenne also serves on the board of directors of AudioCodes Ltd., an Israeli NASDAQ and TASE-listed company, Enzymotec Ltd., an Israeli NASDAQ-listed company, Orbotech Ltd, an Israeli NASDAQ-listed company, MIND C.T.I. Ltd., an Israeli NASDAQ-listed company, Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company and OPC Energy Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a U.S. company traded on the OTC. From 2005 to 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies, Inc., a NYSE-listed company, and from 2006 to 2013, also served as the chief financial officer of Ormat Industries Ltd. Prior to that, from 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

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Our Board of Directors has determined that each of Messrs. Avraham Dan, Joseph Tenne, Limor Beladev and Naftali Granot qualify as independent directors within the meaning of the rules of the SEC and NASDAQ Listing Rules.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Companies Law (2016 Revision) of the Cayman Islands, the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to elect as directors the nominees named above.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED that Anatoly Hurgin, Alexander Aurovsky, Yair Cohen, Avraham Dan, Naftali Granot, Limor Beladev and Joseph Tenne be appointed as directors of the Company with immediate effect, each to hold office to serve as directors until the 2018 annual general meeting of the Company and in accordance with the Company’s amended and restated memorandum and articles of association.”

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

Duties of Directors

In general, under Cayman Islands law, our directors owe fiduciary duties to act in our best interests, to act for the proper purpose, to not fetter their discretion and to avoid conflicts of interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Standing Committees of our Board of Directors

We have established an Audit Committee, a Compensation Committee and a Nominating Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. Following election of the Company Slate of Nominees at the Meeting, the Board will determine the composition of each of the Audit, Compensation and Nominating Committees, including the Chairperson of each committee, and the membership of such committees shall solely consist of independent directors within the meaning of SEC rules and the NASDAQ Listing Rules.

Audit Committee

Our Audit Committee currently consists of Avraham Dan, Joseph Tenne and Limor Beladev. Mr. Dan serves as the Chairman of our Audit Committee. Under SEC rules and the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the NASDAQ Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our Board of Directors has determined that Mr. Dan is an “audit committee financial expert,” as defined by SEC rules and each member of the Audit Committee has the requisite financial sophistication required by the NASDAQ Listing Rules.

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Our Audit Committee generally provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent auditors. Our Board of Directors has adopted an Audit Committee charter setting forth the specific responsibilities of the Audit Committee consistent with the rules and regulations of the SEC and the NASDAQ Listing Rules, which include: retaining and terminating our independent auditors; pre-approval of audit and non-audit services to be provided by the independent auditors; reviewing and recommending to the Board of Directors approval of our quarterly and annual financial reports and review and approval of all related-party transactions.

Compensation Committee

Our Compensation Committee currently consists of Limor Beladev, Naftali Granot and Yair Cohen. Ms. Beladev serves as the Chairman of our Compensation Committee. Under the NASDAQ Listing Rules, we are required to maintain a Compensation Committee consisting of at least two directors, with each member of the Compensation Committee being an independent director within the meaning of the NASDAQ Listing Rules. Our Board of Directors has affirmatively determined that each member of our Compensation Committee qualifies as an “independent director” under the NASDAQ Listing Rules. The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to the compensation of the Company’s chief executive officer and other executive officers of the Company and administer or delegate the power to administer the Company’s incentive compensation and equity-based compensation plans. Our Board of Directors has adopted a Compensation Committee charter setting forth the specific responsibilities of the Compensation Committee, consistent with the requirements of the NASDAQ Listing Rules.

Nominating Committee

Our Nominating Committee currently consists of Naftali Granot, Avraham Dan and Yair Cohen. Mr. Granot serves as the Chairman of our Nominating Committee. Under the NASDAQ Listing Rules, director nominees must be either selected, or recommended for selection by the board of directors, by a nominating committee comprised solely of independent directors within the meaning of the NASDAQ Listing Rules. Our Board of Directors has affirmatively determined that each member of our Nominating Committee qualifies as an “independent director” under the NASDAQ Listing Rules. The Nominating Committee is responsible for discharging the responsibilities of the Board relating to the appropriate size, functioning and needs of the Board including, but not limited to, recruitment and retention of high quality Board members and committee composition and structure. Our Board of Directors has adopted a Nominating Committee charter setting forth the specific responsibilities of the Nominating Committee and addressing the nominating process, consistent with the requirements of the NASDAQ Listing Rules.

The Nominating Committee will consider persons identified by its members, management, shareholders, investment bankers and others. Candidates will be reviewed in the context of current composition of the Board (including the diversity in background, experience and viewpoints of the Board), the operating requirements of the Company and the long-term interests of the Company’s shareholders. The guidelines for selecting nominees, which are specified in the Nominating Committee charter, generally provide that persons to be nominated:

●	should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

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●	should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

●	should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of the Board members to obtain a broad and diverse mix of Board members. The Nominating Committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation of Directors

We did not pay any compensation or benefits to (or set aside or accrue any amounts for benefits for) directors for the year ended December 31, 2015. Commencing in 2016, we pay each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, commencing in 2016, we pay the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. Commencing in 2016, we pay the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

EXECUTIVE OFFICERS

The following table sets forth certain information relating to our executive officers as of the date of this Proxy Statement.

Name	Age	Position
Anatoly Hurgin	59	Chief Executive Officer, Director and Chairman of the Board
Alexander Aurovsky	65	Chief Technology Officer and Director
Avi Levin	41	Chief Financial Officer

Anatoly Hurgin. Please refer to the section entitled “Election of Directors – Nominees for Director” for biographical details regarding Mr. Anatoly Hurgin.

Alexander Aurovsky. Please refer to the section entitled “Election of Directors – Nominees for Director” for biographical details regarding Mr. Alexander Aurovsky.

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Avi Levin has served as the Chief Financial Officer of the Company since November 2015. Mr. Levin has served as a director of ASM since March 2016. Previously, Mr. Levin served as an investment banker at Credit Suisse Securities, a multinational financial services institution. Prior to that, Mr. Levin served in corporate finance positions at Broadridge Financial Solutions, Inc., a software company that provides services to banks and other financial institutions, and at Overseas Shipholding Group, Inc., a global company engaged in ocean transportation of oil and natural gas. Mr. Levin started his career at the international accounting firm, PricewaterhouseCoopers, where he worked at the Tel Aviv, Israel and San Jose, California offices. Mr. Levin is a CPA in the United States and Israel. Mr. Levin has an undergraduate degree in Economics and Accounting from Ben-Gurion University of the Negev in Israel, and an MBA degree from New York University Stern School of Business.

Compensation of Executive Officers

The aggregate compensation incurred or accrued by us in relation to our executive officers, for the year ended December 31, 2016, was approximately $1.15 million. This amount includes approximately $204,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

This amount above also includes NIS 135,000 ($35,100) accrued on account of Mr. Levin’s annual bonus for the year ended December 31, 2016. Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, are not entitled to an annual bonus for the year ended December 31, 2016.

Employment Agreements with Executive Officers

On September 6, 2015, simultaneously with the execution of the Merger Agreement, we entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as the Company’s Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as the Company’s Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to the employment agreements, the executives’ gross salary is NIS 120,000 ($31,200) per month; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective as of May 2017. Each executive is also entitled to receive the following benefits:

●	We are required to pay to an insurance company or a pension fund for such executive, as amount equal to 8.33% of his salary which is required to be allocated to a fund for severance pay, and an additional 5% of salary in the case of an insurance policy (or an additional 6% in the case of a pension fund) which is required to be allocated to a provident fund or pension plan. In addition, if the executive elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension plan, either case, which will be deducted from the executive’s salary), we are required to contribute an amount up to 2.5% of the executive’s salary for disability insurance, provided that such insurance is available for the executive;

●	We are required to contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of each executive; and

●	We are required to provide such executive with a luxury motor vehicle and pay or reimburse the executive for all reasonable expenses relating to the use of the motor vehicle.

Each employment agreement with Mr. Hurgin or Mr. Aurovsky provides that the respective executive is entitled to receive an annual performance bonus of up to NIS 360,000 ($93,600) based on annual performance goals agreed upon by the Company and the executive. Each employment agreement may be terminated by the Company or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, our Board of Directors may terminate Mr. Hurgin’s or Mr. Aurovsky’s employment agreements by resolution at any time with written notice for cause (as such term is defined in the employment agreements).

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In November 2015, we retained Avi Levin to serve as the Company’s Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, we agreed to pay Mr. Levin a gross salary of NIS 45,000 ($11,700) per month. In addition, Mr. Levin will be eligible to receive an annual performance-based bonus of up to NIS 135,000 ($35,100). Mr. Levin is also entitled to the following benefits:

●	We are required to pay to an insurance company or a pension fund for Mr. Levin, as amount equal to 8.33% of his salary which is required to be allocated to a fund for severance pay, and an additional 5% of salary in the case of an insurance policy (or an additional 6% in the case of a pension fund) which is required to be allocated to a provident fund or pension plan. In addition, if Mr. Levin elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension fund, either case, which will be deducted from Mr. Levin’s salary), we are required to contribute an amount up to 2.5% of Mr. Levin’s salary for disability insurance, provided that such insurance is available for the executive;

●	We are required to contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of Mr. Levin; and

●	We are required to provide Mr. Levin with a motor vehicle and pay or reimburse him for all reasonable expenses relating to the use of the motor vehicle.

The employment agreement with Mr. Levin may be terminated by the Company or Mr. Levin upon 120 days’ prior written notice, in which case Mr. Levin shall be entitled to receive salary and benefits during such 120 day period. In addition, our Board of Directors may terminate Mr. Levin’s employment agreement by resolution at any time with written notice for cause (as such term is defined in the employment agreement).

NIS amounts presented above have been converted into U.S. Dollars for convenience at the rate of $1.00 = NIS 3.845, the exchange rate published by the Bank of Israel as of December 31, 2016.

2015 Long-Term Equity Incentive Plan

On November 18, 2015, our Board of Directors approved and adopted a 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), which became effective upon the consummation of the Business Combination. On April 25, 2016, our Board of Directors approved and adopted the Israeli Sub-Plan to the Ability Inc. 2015 Long-Term Equity Incentive Plan (the “Israeli Sub-Plan” and together with the 2015 Plan, the “Plan”). The purpose of the Plan is to attract and retain personnel of the highest caliber, provide incentive for officers, directors, employees and other key persons and to provide to officers, directors, employees, consultants and other independent contractors who perform services for our Company, through the granting of share options, restricted share, deferred share or other share-based awards, the opportunity to participate in the value and/or appreciation in value of the our ordinary shares.

Awards. The Plan provides for the grant of any or all of the following types of awards (collectively, “Awards”): (a) share options, (b) restricted share, (c) deferred share and (d) other share-based awards. Awards may be granted singly, in combination, or in tandem, as determined by our Board of Directors or the Committee (as defined below). Subject to anti-dilution adjustments as provided in the Plan, (i) the Plan provides for a total of 8% of the outstanding ordinary shares following the closing of the Business Combination to be available for distribution pursuant to the Plan (i.e., 2,060,491 ordinary shares), and subject to the provisions of the immediately preceding paragraph, all of such shares may be granted or measured to any participant under the Plan during any calendar year or part thereof. If any outstanding Award is canceled, forfeited, delivered to us as payment for the exercise price or surrendered to us for tax withholding purposes, ordinary shares allocable to such Award may again be available for Awards under the Plan.

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Administration. The Plan may be administered by our Board of Directors or a committee (the “Committee”) consisting of two or more members of the Board of Directors appointed by the Board of Directors. The Board of Directors or the Committee will determine, among other things, the persons to whom Awards will be granted, the type of Awards to be granted, the number of shares subject to each Award and the share price. The Board of Directors or the Committee will also determine the term of each Award, the restrictions or limitations thereon, and the manner in which each such Award may be exercised or, if applicable, the extent and circumstances under which ordinary shares and other amounts payable with respect to an Award will be deferred. The Board of Directors or Committee may delegate some of the functions referred to above to our Chief Executive Officer or Chief Financial Officer. No Award may be granted pursuant to the Plan on or after the tenth anniversary of the effective date of the Plan.

Eligibility and Participation. Officers and other employees of our Company or any parent or subsidiary (but excluding any person whose eligibility would adversely affect the compliance of the Plan with the requirements of Rule 16b-3) who are at the time of the grant of an award under the Plan employed by us or any parent or subsidiary of ours, and who are responsible for or contribute to the management, growth and/or profitability of our business or any parent or subsidiary of ours are eligible to be granted options or other Awards under the Plan. In addition, non-qualified share options and other Awards may be granted under the Plan to any person, including, but not limited to, directors, independent agents, consultants and attorneys who the Board of Directors or the Committee, as the case may be, believes has contributed or will contribute to the success of our Company. Eligibility under the Plan is required to be determined by our Board of Directors or the Committee, as the case may be. A participant’s right, if any, to continue to serve as a director, executive officer, other key employee, or otherwise, will not be enlarged or otherwise affected by his or her designation as a participant under the Plan. Participants may receive one or more Awards under the Plan.

Forms of Awards

Share Options. The Plan provides for the grant of incentive share options and non-qualified share options. The Board of Directors or the Committee, as the case may be, determine those persons to whom share options may be granted.

Incentive share options granted pursuant to the Plan are nontransferable by the optionee during his lifetime. Options granted pursuant to the Plan will expire if not exercised within 10 years of the grant (five years in the case of incentive share options granted to an eligible employee owning share possessing more than 10% of the total combined voting power of all our shares or the shares of a parent or subsidiary of our Company immediately before the grant (a “10% Shareholder”), and under certain circumstances set forth in the Plan, may be exercised within 3 months following termination of employment (one year in the event of death, retirement at normal retirement age or disability of the optionee), unless the term of the option, pursuant to the share option agreement, expires earlier or unless the Board of Directors or the Committee determines to shorten or extend the exercise periods. Options may be granted to optionees in such amounts and at such prices as may be determined, from time to time, by the Board of Directors or the Committee. The exercise price of an incentive share option will not be less than the fair market value of the shares underlying the option on the date the option is granted, provided, however, that the exercise price of an incentive share option granted to a 10% Shareholder may not be less than 110% of such fair market value. The exercise price of a non-qualified share option may be less than such fair market value on the date of grant.

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Under the Plan, we may not, in the aggregate, grant incentive share options that are first exercisable by any optionee during any calendar year (under all such plans of the optionee’s employer corporation and its “parent” and “subsidiary” corporations, as those terms are defined in Section 424 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) to the extent that the aggregate fair market value of the underlying share (determined at the time the option is granted) exceeds $100,000.

The Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares subject to Awards which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No ordinary shares may be issued upon the exercise of any option granted under the Plan until the full option price has been paid by the optionee. The Board of Directors or the Committee may grant individual options under the Plan with more stringent provisions than those specified in the Plan.

Options become exercisable in such amounts, at such intervals and upon such terms and conditions as the Board of Directors or the Committee provides. Share options granted under the Plan are exercisable until the earlier of (i) a date set by the Board of Directors or Committee at the time of grant or (ii) the close of business on the day before the tenth anniversary of the share option’s date of grant (the day before the fifth anniversary in the case of an incentive share option granted to a 10% Shareholder).

Restricted and Deferred Share Awards. Under the Plan, the Board of Directors or the Committee may grant restricted ordinary shares either alone or in tandem with other Awards. Restricted and deferred share give the recipient the right to receive a specified number of ordinary shares, subject to such terms, conditions and restrictions as the Board of Directors or the Committee deems appropriate. Restrictions may include limitations on the right to transfer the share until the expiration of a specified period of time and forfeiture of the share upon the occurrence of certain events such as the termination of employment prior to expiration of a specified period of time. In addition, a participant in the Plan who has received a deferred share Award may request, under certain conditions, the Board of Directors or the Committee to defer the receipt of an Award (or an installment of an Award) for an additional specified period or until the occurrence of a specified event.

Performance-Based Awards and Performance Goals. Certain Awards made under the Plan may be granted so that they qualify as “performance-based compensation” (as this term is used in Section 162(m) of the Code), and the regulations thereunder) and are exempt from the deduction limitation imposed by Code Section 162(m) (these Awards are referred to as “Performance-Based Awards”). Under Code Section 162(m), our tax deduction may be limited to the extent total compensation paid to the Chief Executive Officer, or any of the four most highly compensated executive officers (other than the Chief Executive Officer) exceeds $1,000,000 in any one tax year. Among other criteria, Awards only qualify as Performance-Based Awards if at the time of grant the Committee is administrating the Plan and the Committee is comprised solely of two or more “outside directors” (as this term is used in Section 162(m) of the Code and the regulations thereunder).

Under the Plan, the Board of Directors or the Committee may use the following performance measures (either individually or in any combination) to set performance targets with respect to Awards intended to qualify as performance-based Awards: net sales; pretax income before allocation of corporate overhead and bonus; pre-tax income before FAS 123R expense; budget; earnings per share; net income; division, group or corporate financial goals; return on shareholders’ equity; return on assets; return on net assets; return on investment capital; gross margin return on investment; gross margin dollars or percent; payroll as a percentage of sales; inventory turnover; employee turnover; sales, general and administrative expense; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of ordinary share or any other of our publicly-traded securities, if any; market share; gross profits; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various share market indices; and/or reductions in costs. The Committee will specify reasonable targets within these categories, and the targets may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of financing activities; expenses for restructuring or productivity initiatives; other non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation activities and settlements. Any such performance criterion or combination of such criteria set by the Committee may apply to the participant’s Award opportunity in its entirety or to any designated portion or portions thereof.

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All share options and certain share Awards, performance Awards, and other Awards granted under the Plan, and the compensation attributable to such Awards, are intended to (i) qualify as performance-based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Code Section 162(m).

Other Share Based Awards. Other share-based Awards, which may include performance shares and shares valued by reference to the performance of our Company or any parent or subsidiary of our Company, may be granted either alone or in tandem with other Awards.

Effect of a Change of Control. Upon a “Change of Control” (as defined in the Plan), unless a majority of the Board of Directors determines otherwise prior to such Change of Control, generally, all outstanding options which have been outstanding for at least one year shall become exercisable in full, and shall remain exercisable in full until it expires pursuant to its terms and all restrictions and deferral limitations contained in any restricted share Award, deferred share Award and other share-based Award granted under the Plan shall lapse. All restrictions and deferral limitations with respect to a 409A deferred share Award or with respect to a participant’s deferred restricted share account shall not lapse unless the “Change of Control” qualifies as a “409A Change” (as defined in the Plan).

Termination of Employment. The Plan provides for certain periods after termination of employment during which a participant may exercise an option if the participant’s employment is terminated due to death or disability or normal retirement (as defined in the Plan). A participant whose employment is terminated for any reason, including, without limitation, retirement, death or disability, forfeits all unvested, unexercisable and unearned Awards granted to the participant. Except as set forth above, the Board of Directors or Committee, as the case may be, determines the post-employment rights of a participant with respect to an Award that was vested or earned prior to termination. The Plan’s provisions relating to termination of employment may be modified in the discretion of the Board of Directors or the Committee.

Term and Amendment. The Plan became effective as of consummation of the Business Combination and no Award will be granted more than ten years after the effective date. The Board of Directors may at any time, and from time to time, amend any of the provisions of the Plan, and may at any time suspend or terminate the Plan; provided, however, that no such amendment is effective unless and until it has been duly approved by the holders of the outstanding shares if the failure to obtain such approval would adversely affect the compliance of the Plan with the requirements of Rule 16b-3 or any other applicable law, rule or regulation. The Board of Directors or the Committee, as the case may be, may amend the terms of any option or other Award granted under the Plan; provided, however, that subject to certain provisions of the Plan, no such amendment may be made by the Board of Directors or the Committee, as the case may be, which in any material respect impairs the rights of a participant without the participant’s consent, except for such amendments which are made to cause the Plan to qualify for the exemption provided by Rule 16b-3 issued under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Moreover, no option previously granted under the Plan may be amended to reduce the exercise price of the option. Additionally, the Board of Directors or the Committee may amend the Plan in order to comply with local regulations as may be required for certain employees in other jurisdictions.

Israeli Sub-Plan. The Israeli Sub-Plan will apply to, and modify, awards granted to our employees, directors and officers who are resident in the State of Israel (“Israeli Participants”) so that any such Award granted under the Plan will be governed by the terms of the Israeli Sub-Plan in order to comply with the requirements of Israeli law, including, without limitation, Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

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Awards granted under the Israeli Sub-Plan to Israeli Participants who are employees or office holders of ours or our affiliates and who are not controlling shareholders (within the meaning of the Ordinance) will be granted pursuant to the provisions of Section 102 of the Ordinance, and may be awarded either pursuant to (i) Section 102(b) of the Ordinance, in which case such Awards are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. We may elect to designate such Awards to qualify for either capital gains tax treatment or ordinary income tax treatment, and such election shall apply to all Awards made pursuant to Section 102(b) of the Ordinance and cannot be changed until after the passage of time prescribed in Section 102; or (ii) Section 102(c) of the Ordinance, which Awards are not required to be held in trust by a trustee. Under the Israeli Sub-Plan, Israeli Participants who are either non-employee consultants, advisers or service providers of our Company or our affiliates or controlling shareholders (within the meaning of the Ordinance) (whether or not an employee of ours or an affiliate) may only be granted Awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits as Section 102.

As of the date hereof, we have not granted any Awards under the Plan.

PROPOSAL 2

CONSOLIDATION OF THE COMPANY SHARES

(Item 2 on the Proxy Card)

General

Our ordinary shares trade on The NASDAQ Capital Market under the symbol “ABIL.” We are effecting a consolidation to increase the share price of our ordinary shares to a level sufficiently above the $1.00 minimum bid price required for listing on The NASDAQ Capital Market. On October 11, 2017, we received a notice from the Listing Qualifications Department of NASDAQ advising the Company that it was not in compliance with NASDAQ's requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the NASDAQ Listing Rules.

We had 180 days, until April 9, 2018, to regain compliance with the $1.00 minimum bid price requirement. If at any time during that 180 days period, the bid price for our ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid price requirement, unless The NASDAQ Capital Market exercises its discretion to extend this 10 day period requirement pursuant to the NASDAQ Listing Rules.

If we do not regain compliance with the minimum bid price requirement during that 180 days period, we may be afforded an additional 180 calendar day period to regain compliance. To qualify, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, except for the minimum bid price requirement. In addition, we would be required to notify NASDAQ of its intent to cure the minimum bid price deficiency.

Purpose

The Board of Director’s primary objective in proposing the consolidation is to raise the per share trading price of our ordinary shares to a level sufficiently above the $1.00 minimum bid price requirement that is required to maintain its listing on The NASDAQ Capital Market. The Board of Directors concluded that the liquidity and marketability of our ordinary shares may be adversely affected if it does not maintain its listing on The NASDAQ Capital Market as investors may find it more difficult to acquire, dispose of or obtain accurate quotations as to the market value of such shares. The Board of Directors believes that current and prospective investors may view an investment in our shares more favorably if our ordinary shares continue to be listed on The NASDAQ Capital Market.

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The Board intends to effect the consolidation in connection with Proposal 2 only if it believes that a decrease in the number of ordinary shares outstanding is likely to improve the trading price for the Company's ordinary shares, and if needed in order maintain compliance with the rules of The NASDAQ Capital Market, and only if the implementation of a consolidation is determined by the Board of Directors to be in the best interests of the Company and its shareholders. There can be no assurance that any consolidation, if and when implemented, will achieve any of the desired results. There also can be no assurance that we will be successful in maintaining compliance with The NASDAQ Capital Market requirements or that the price per share of our ordinary shares immediately after any such consolidation, if implemented, will increase proportionately with any consolidation, or that any increase will be sustained for any period of time.

As such, the Board of Directors recommends effecting a consolidation with a 1:10 ratio, where ten ordinary shares will be consolidated into one ordinary share. This would bring about a reclassification of our authorized and issued and outstanding share capital, such that the authorized share capital would be comprised of 20,000,000 ordinary shares of a par value of $0.001 each and our issued and outstanding ordinary shares would be approximately 2,575,614 ordinary shares. The consolidation will affect all Company shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company, except to the extent that the consolidation will result in any of the shareholders owning a fractional share or option (see below).

Fractional Shares

No fractional shares will be issued as a result of the consolidation. Instead, all fractional shares will be rounded to the next whole number of shares.

Effect of the Consolidation

After the effective date of the consolidation, shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is Continental Stock Transfer & Trust Company Inc. Each certificate representing ordinary shares issued in connection with the consolidation of shares will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the ordinary shares.

If Proposal 2 is not approved, it is possible that the ordinary shares will cease to be listed and traded on The NASDAQ Capital Market. Such delisting could significantly and adversely affect the trading in and liquidity of the ordinary shares.

Notwithstanding approval of this proposal by the shareholders, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the consolidation without further action by the shareholders.

Accounting Consequences

The consolidation will not have an effect on the stated capital attributable to ordinary shares on our balance sheet because the par value of each of the ordinary shares will be increased by the same ratio as the ratio contemplated by the consolidation. Reported net income or loss per ordinary share and book value per ordinary share will be higher because there will be fewer ordinary shares, respectively.

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Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the consolidation to U.S. Holders (as defined below) of our ordinary shares. This summary is based on the Code, the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the consolidation to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the consolidation.

The consolidation is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder's proportionate interest in our earnings and profits. Although there is limited authority on this matter, we do not believe that the rounding up of fractional shares should cause the consolidation to fail to be treated as a tax-free reorganization, except to the extent described below. Assuming the consolidation qualifies as a tax-free reorganization,

●	A U.S. Holder should not recognize any gain or loss for federal income tax purposes;

●	The U.S. Holder’s aggregate tax basis of the ordinary shares received pursuant to the consolidation should be equal to the aggregate tax basis of such holder's ordinary share surrendered in the exchange; and

●	The U.S. Holder’s holding period for the ordinary shares received pursuant to the consolidation should include such holder's holding period for the ordinary shares surrendered in the exchange.

Although the treatment of a stockholder who receives an additional fraction of a share to round up to a whole share is not clear, a U.S. Holder who receives round-up shares in lieu of a fractional share of our ordinary shares pursuant to the consolidation may be required to recognize capital gain or loss in an amount equal to the difference between the amount of additional shares received and the U.S. Holder’s tax basis in the shares of our ordinary shares surrendered that is allocated to such fractional share of our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of the consolidation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the consolidation to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9. The letter of transmittal will require each U.S. Holder to deliver such information when the ordinary share certificates are surrendered following the effective date of the consolidation. Failure to provide such information may result in backup withholding at a rate of 28%.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

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“RESOLVED, as an ordinary resolution, that the authorized share capital of the Company of $20,500 divided into 200,000,000 ordinary shares of a par value of $0.0001 each and 5,000,000 preference shares of a par value of $0.0001 each be amended by consolidating the 200,000,000 ordinary shares of a par value of $0.0001 each into 20,000,000 ordinary shares of a par value of $0.001 with the result that the authorized share capital of the Company is $20,500 divided into 20,000,000 ordinary shares of a par value of $0.001 each and 5,000,000 preference shares of a par value of $0.0001 each.”

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

(Item 3 on the Proxy Card)

Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2016. The Audit Committee of the Board of Directors has selected Ziv Haft, Certified Public Accountants (Isr.) to serve as our independent registered public accounting firm for fiscal 2017 and the Board of Directors is presenting this selection to shareholders for approval and ratification.

Shareholder approval and ratification of the selection of Ziv Haft, Certified Public Accountants (Isr.) as our independent auditor is not required by our constitutional documents. However, the Board of Directors is submitting the selection of Ziv Haft, Certified Public Accountants (Isr.) for shareholder ratification because the Board of Directors values shareholders’ views on our independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ziv Haft, Certified Public Accountants (Isr.). The Audit Committee also retains the right to direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2017 Annual General Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at Yad Harutzim 14, Tel Aviv, Israel, 6770007. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,

Anatoly Hurgin
Chief Executive Officer

Date: December 7, 2017

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